

Mail Stop 3561

October 19, 2017

Mr. David G. Dehaemers, Jr.
President and Chief Executive Officer
Tallgrass Energy Partners, LP
4200 W. 115th Street, Suite 350
Leawood, Kansas 66211

> **Re:** **Tallgrass Energy Partners, LP**
> **Form 10-K For Fiscal Year Ended December 31, 2016**
> **Filed February 15, 2017**
> **File No. 001-35917**
> **Tallgrass Energy GP, LP**
> **Form 10-K For Fiscal Year Ended December 31, 2016**
> **Filed February 15, 2017**
> **File No. 001-37365**

Dear Mr. Dehaemers:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                    Sincerely,

                                                    /s/ Jennifer Thompson

                                                    Jennifer Thompson
                                                    Accounting Branch Chief
                                                    Office of Consumer Products